SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                            For the month of May 2007

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  1st Quarter Results



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.


Exhibit 2

2007 First quarter results announcement

1. PERFORMANCE SUMMARY

- Sales from continuing operations were GBP739.0 million (Q1 2006:
  GBP833.5 million)
- Adjusted profit from continuing operations* was GBP58.3 million
  (Q1 2006: GBP75.6 million)
- Reported results impacted on translation by weaker GBP/$ exchange rate
  (Q1 2007: GBP=$1.95; Q1 2006: GBP=$1.75)
- Operating margin** was 7.9 per cent (Q1 2006: 9.1 per cent)
- Gain on disposal and exit of businesses of GBP34.3 million (Q1 2006:
  GBP3.2 million)
- Profit before tax was GBP82.6 million (Q1 2006: GBP67.1 million)
- Diluted earnings per share from continuing operations were 6.25 pence
  (Q1 2006: 5.19 pence)
- Lower seasonal working capital outflow of GBP56.4 million
  (Q1 2006: outflow of GBP75.7 million)
- Net funds inflow of GBP24.2 million (Q1 2006: outflow of GBP102.6 million)
- Period-end net debt, excluding the outstanding preference shares, was GBP382.1 million (Q1 2006: GBP439.1million)

* Adjusted profit from operations excludes restructuring initiatives and the amortisation of intangible assets arising on acquisition.
   Wiper Systems is classified as a discontinued operation.
** Based on adjusted profit from continuing operations

James Nicol, Chief Executive Officer, commented:
"We continue to focus on achieving the best performance in challenging end-market conditions, while taking out further costs where possible and maximising cash flow. As previously indicated, the reported results reflect the translation impact of the US dollar which was around 12 per cent weaker in the first quarter of 2007, the continued weakness in the US residential housing market and the lower demand from automotive original equipment customers in North America. We are encouraged by the performance in the quarter of our remote tyre pressure monitoring business, Power Transmission, especially in Europe and Asia, and Fluid Power, and we believe we are well positioned for a recovery in end-market conditions whenever it occurs."

Outlook
The overall outlook for certain of our end-markets remains uncertain. The timing of a recovery in US residential housing now seems unlikely to occur until sometime in 2008, with this end-market showing greater weakness in the first quarter than commentators had predicted. The demand from North American automotive original equipment manufacturers remains unpredictable and lower than a year ago. For the balance of 2007, the performance of the Group will reflect the translation impact of the weaker US dollar and lower level of activity in two of our principal markets, although we expect cost savings and the positive trends in Europe and Asia to mitigate in part the year-on-year impact.

Investors:
Ken Lever / Gareth Harries
Tomkins Corporate Communications
Tel +44 (0) 20 8871 4544
ir@tomkins.co.uk

Media:
Rollo Head / Robin Walker
Finsbury
Tel +44 (0) 20 7251 3801
rollo.head@finsbury.com

The video webcast and presentation slides for this results announcement can be downloaded from the Tomkins corporate website on http:/www.tomkins.co.uk


2. OPERATING AND FINANCIAL REVIEW

Group performance

Continuing Operations                                 First quarter (Unaudited)
                                                         2007             2006
                                                  GBP million      GBP million
------------------------------------------------------------------------------
Sales                                                   739.0            833.5
Adjusted profit from operations                          58.3             75.6
Restructuring costs                                      (0.4)            (2.6)
Gain on disposal and exit of businesses                  34.3              3.2
Intangible asset amortisation                            (0.6)            (0.2)
Profit from operations                                   91.6             76.0
Profit before tax                                        82.6             67.1
Tax                                                     (25.6)           (20.8)
Profit from operations                                   57.0             46.3
Basic earnings per share                                 6.37p            5.46p
Diluted earnings per share                               6.25p            5.19p
------------------------------------------------------------------------------

The Group results for the first quarter of 2007 reflect the translation impact of the weaker US dollar, which lowered sales and adjusted profit from operations by 9.3 per cent and 10.3 per cent, respectively, compared to a year ago. In addition, the greater than expected weakness in the US residential housing market and lower demand from automotive original equipment customers in North America have impacted reported performance.

There were good performances during the quarter in the Fluid Power business, Power Transmission in Europe and Asia, in Fluid Systems helped by the continued ramp-up of sales of our remote tyre pressure monitoring product, and the non-residential business of Air Systems Components.

We continued to build our position in China and India where the Gates business saw strong sales growth and worked on development opportunities with key customers in the region. In Air Systems Components we have entered into an agreement to form a joint venture with an Indian business partner to supply into the fast growing Indian Heating Ventilation and Air Conditioning market.

Richard Bell and Terry O'Halloran, two members of the existing senior management team, have been appointed to the roles of Chief Operating Officer - Industrial & Automotive and Chief Operating Officer - Building Products respectively, reflecting their greater responsibility for the operations in these two divisions of the Group. In addition, Stackpole is to be integrated into the Gates group which will enable us to exploit the available synergies from the combined technologies, products and market positions of Gates and Stackpole and leverage the global reach of the Gates business. As we integrate Stackpole into Gates we will carry out prior to the half year an assessment of the carrying value of certain assets of the Stackpole business, taking into account the outlook for its markets and customers.


Industrial & Automotive

Continuing Operations                                 First quarter (Unaudited)
                                                          2007            2006
                                                   GBP million     GBP million
------------------------------------------------------------------------------
Sales:
Power Transmission                                       256.1           264.0
Fluid Power                                               96.1           105.7
Fluid Systems                                             66.7            57.9
Other Industrial & Automotive(1)                         116.4           158.9
Total sales                                              535.3           586.5
Adjusted profit from continuing operations(2)             54.5            64.2
Operating margin(2)                                       10.2%           10.9%
EBITDA margin(2)                                          14.6%           14.8%
------------------------------------------------------------------------------

(1) Includes Dexter Axle, Dearborn Mid-West, Plews and Ideal.
(2) Before restructuring initiatives and amortisation of intangible assets arising on acquisition.

Power Transmission
Power Transmission produced a strong performance in Europe and Asia with a year-on-year improvement being seen across all end-markets. In North America, sales to the automotive original equipment market were weaker. The aftermarket showed good growth in all regions. New business awards were achieved in each region during the quarter and several customers expressed interest in the fuel saving technologies such as the Gates E3TM two-speed accessory drive system.

Fluid Power
Fluid Power saw growth in Europe during the quarter driven by market share gains and synergies from the EMB business that was acquired in July 2005. In North America, higher operating profit was achieved on slightly lower sales due to improved mix and manufacturing efficiencies. The aftermarket was strong in all regions.

Fluid Systems
The strong improvement in performance compared to the prior year primarily reflects the successful ramp-up of remote tyre pressure monitoring systems (RTPMS) at Schrader Electronics and the associated business for RTPMS valve stems at Schrader France and Schrader EPD. The design of the snap-in RTPMS continues to be well received in the market, with further awards from General Motors on a global platform secured during the quarter. Sales awards in the aftermarket for RTPMS are also encouraging.

Other Industrial & Automotive
The Dexter Axle and Chassis business was impacted by weaker volumes in the Manufactured Housing Market and also the absence of sales volume to the US Federal Emergency Management Agency (FEMA) which occurred in the first quarter of last year.

Building Products

Continuing Operations                                   First quarter (Unaudited)
                                                            2007            2006
                                                     GBP million     GBP million
--------------------------------------------------------------------------------
Sales:
Air Systems Components                                     135.1           139.1

Other Building Products(1)                                  68.6           107.9
Total sales                                                203.7           247.0
Adjusted profit from continuing operations(2)               11.1            20.1
Operating margin(2)                                          5.4%            8.1%
EBITDA margin(2)                                             8.1%           10.6%
--------------------------------------------------------------------------------

(1) Includes Lasco Bathware, Lasco Fittings and Philips.
(2) Before restructuring initiatives and amortisation of intangible assets arising on acquisition.

Air Systems Components
In Air Systems Components the performance was as expected in the non-residential market, which remains healthy. This was offset by the weaker than expected residential market. Weakness in this market is likely to continue for sometime but actions taken to reduce costs have mitigated some of the impact of the lost profit contribution from lower sales volume.

Other Building Products
In Other Building Products, Bathware reported weak sales from its major market, US residential housing. Volume in our Doors and Windows business was affected by weakness across all of its main markets.

Restructuring costs
Restructuring costs for the first quarter of 2007 were GBP0.4 million (Q1 2006:
GBP2.6 million) and related to ongoing initiatives in the Fluid Power and Air Systems businesses that commenced in 2006.

Gain on disposal of businesses
The profit from operations for the first quarter of 2007 includes a gain on disposal and exit of businesses of GBP34.3 million (Q1 2006: GBP3.2 million). This is the profit realised on the sale of the Lasco Fittings business on 23 February 2007.

Cash flow
As indicated in the 2006 Preliminary Results' Announcement there is a strong focus on cash generation. Despite lower reported profits cash generated from operations was marginally ahead as a result of reduced restructuring cash outflows, lower net capital expenditure, improved working capital performance and lower funding of post-retirement benefits. Lower payments for interest, tax and preference dividends together with better operating cash flow performance, reduced the seasonal cash outflow in the quarter.

                                                        First quarter (Unaudited)
                                                           2007             2006
                                                    GBP million      GBP million
--------------------------------------------------------------------------------
Opening debt (excluding preference shares)               (403.0)          (334.5)
--------------------------------------------------------------------------------
Cash generated from operations                             24.1             20.5
Capital expenditure                                       (27.7)           (31.0)
Disposal of property, plant and equipment                   1.7              5.0
--------------------------------------------------------------------------------
Operating cash flow                                        (1.9)            (5.5)
Tax                                                       (10.8)           (26.8)
Interest and preference dividends                          (5.9)            (7.8)
Other movements                                            (4.6)            (7.2)
--------------------------------------------------------------------------------
Free cash flow to equity shareholders                     (23.2)           (47.3)
Acquisitions and disposals                                 49.4            (68.9)
Ordinary share movements                                   (1.6)            10.9
Foreign currency movements                                 (0.4)             2.7
--------------------------------------------------------------------------------
Net funds inflow/(outflow)                                 24.2           (102.6)
Non-cash movements                                         (3.3)            (2.0)
--------------------------------------------------------------------------------
Closing debt (excluding preference shares)               (382.1)          (439.1)
--------------------------------------------------------------------------------

A reconciliation of the table above to the consolidated cash flow statement is included on page 18.


Breakdown of underlying, acquisition and currency impact from Q1 2006 to Q1 2007 (unaudited)

Continuing      Q1 2006      Exchange                  Like- for-                   Underlying
operations                rate effect     Disposals    like basis   Acquisitions        change*      Q1 2007
GBP million GBP million   GBP million   GBP million   GBP million    GBP million   GBP million   GBP million
-------------------------------------------------------------------------------------------------------------
Group
Sales             833.5        (77.4)          (6.0)        750.1           14.3         (25.4)        739.0
                                (9.3)%                                                    (3.4)%
Adjusted
profit from
operations         75.6         (7.8)          (0.4)         67.4            0.6          (9.7)         58.3
                               (10.3)%                                                   (14.4)%
-------------------------------------------------------------------------------------------------------------

Industrial &
Automotive

Sales             586.5        (52.0)             -         534.5            3.5          (2.7)         535.3
                                (8.9)%                                                    (0.5)%
Adjusted
profit from
operations         64.2         (6.1)             -          58.1            0.7          (4.3)          54.5
                                (9.5)%                                                    (7.4)%
-------------------------------------------------------------------------------------------------------------
Building
Products

Sales             247.0         (25.4)         (6.0)        215.6           10.8         (22.7)         203.7
                                (10.3)%                                                  (10.5)%
Adjusted
profit from
operations         20.1          (2.2)         (0.4)         17.5           (0.1)         (6.3)          11.1
                                (10.9)%                                                  (36.0)%
-------------------------------------------------------------------------------------------------------------
Central Costs

Adjusted
profit from
operations        (8.7)           0.5             -          (8.2)             -           0.9           (7.3)
                                  5.7%                                                    11.0%
-------------------------------------------------------------------------------------------------------------

* The underlying percentage change is calculated on a like-for-like basis.



CONDENSED CONSOLIDATED INCOME STATEMENT(UNAUDITED)
THREE MONTHS ENDED 31 MARCH 2007

                                   Note       3 months        3 months        Year
                                                 ended           ended       ended
                                              31 March         1 April 30 December
                                                  2007            2006        2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Continuing operations
Sales                                2           739.0           833.5     3,124.6
Cost of sales                                   (537.6)         (608.0)   (2,266.6)
-----------------------------------------------------------------------------------
Gross profit                                     201.4           225.5       858.0
Distribution costs                               (74.4)          (77.6)     (307.2)
Administrative expenses                          (69.4)          (72.7)     (259.1)
-----------------------------------------------------------------------------------
Restructuring costs                  3            (0.4)           (2.6)      (13.0)
Gain on disposals and on the
exit of businesses                   3            34.3             3.2         3.1
-----------------------------------------------------------------------------------
Restructuring initiatives                         33.9             0.6        (9.9)
Share of profit of associates                      0.1             0.2         1.5
-----------------------------------------------------------------------------------
Profit from operations                            91.6            76.0       283.3
-----------------------------------------------------------------------------------


Analysis of profit from operations:
Adjusted profit from operations                   58.3            75.6       295.9
Restructuring initiatives                         33.9             0.6        (9.9)
Amortisation of intangible
assets arising on acquisition                     (0.6)           (0.2)       (2.7)
-----------------------------------------------------------------------------------
                                                  91.6            76.0       283.3
===================================================================================


Interest payable                                 (17.0)          (20.5)      (77.8)
Investment income                                  7.9            11.0        40.0
Other finance income/(expense)                     0.1             0.6        (0.7)
-----------------------------------------------------------------------------------
Net finance costs                                 (9.0)           (8.9)      (38.5)
-----------------------------------------------------------------------------------
Profit before tax                                 82.6            67.1       244.8
Income tax expense                               (25.6)          (20.8)      (35.8)
-----------------------------------------------------------------------------------
Profit for the period from
continuing operations                             57.0            46.3       209.0

Discontinued operations

(Loss)/profit for the period
from discontinued operations         4           (15.0)            2.2       (11.7)
-----------------------------------------------------------------------------------
Profit for the period                             42.0            48.5       197.3
Minority interests                                (2.6)           (3.0)      (11.2)
-----------------------------------------------------------------------------------
Profit for the period
attributable to equity
shareholders                                      39.4            45.5       186.1
===================================================================================


Earnings per share                   5
Basic
Continuing operations                           6.37 p           5.46 p    23.58 p
Discontinued operations                        (1.76)p           0.28 p    (1.40)p
-----------------------------------------------------------------------------------
Total operations                                4.61 p           5.74 p    22.18 p
===================================================================================

Diluted
Continuing operations                           6.25 p            5.19 p   22.99 p
Discontinued operations                        (1.69)p            0.25 p   (1.32)p
-----------------------------------------------------------------------------------
Total operations                                4.56 p            5.44 p   21.67 p
===================================================================================

Dividends per ordinary share                       -                 -     13.89 p
===================================================================================


CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
THREE MONTHS ENDED 31 MARCH 2007

                                   Note       3 months        3 months        Year
                                                 ended           ended       ended
                                              31 March         1 April 30 December
                                                  2007            2006        2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Operating activities
Cash generated from operations       6            24.1            20.5       331.5
Income taxes paid                                (11.3)          (27.7)      (82.8)
Income taxes received                              0.5             0.9         5.1
-----------------------------------------------------------------------------------
Net cash inflow/(outflow) from
operating activities                              13.3            (6.3)      253.8
-----------------------------------------------------------------------------------

Investing activities
Purchase of property, plant and
equipment                                        (26.3)          (29.3)     (105.7)
Purchase of intangible assets                     (1.4)           (1.7)      (20.9)
Capitalisation of development                        -               -        (0.3)
costs
Disposal of property, plant and
equipment                                          1.7             5.0        14.1
Purchase of interests in associates                  -            (2.0)       (1.9)
Purchase of available-for-sale
investments                                          -               -        (0.1)
Sale of available-for-sale
investments                                          -               -         0.3
Purchase of subsidiaries, net of
cash acquired                                     (1.3)          (71.4)     (109.6)
Sale of businesses and
subsidiaries, net of cash disposed                50.7             4.5         6.8
Interest received                                  1.7             2.1        10.2
Dividends received from associates                 0.4               -         0.3
-----------------------------------------------------------------------------------
Net cash inflow/(outflow) from
investing activities                              25.5           (92.8)     (206.8)

Financing activities
Issue of ordinary shares                           0.3            13.3        14.9
Draw-down of bank and other loans                  2.5             6.5        55.9
Repayment of bank and other loans                (78.4)           (6.2)      (27.9)
Capital element of finance lease
rental payments                                   (0.6)           (0.5)       (2.1)
Interest element of finance lease
rental payments                                   (0.4)           (0.2)       (0.6)
(Increase)/decrease in
collateralised cash                               (0.1)            0.3         1.4
Purchase of own shares                            (1.9)           (2.4)       (4.8)
Interest paid                                     (6.3)           (5.5)      (38.8)
Equity dividend paid                                 -               -      (115.3)
Preference dividend paid                          (0.9)           (4.2)       (7.1)
Investment by a minority
shareholder in a subsidiary                          -               -         3.2
Dividend paid to a minority
shareholder in a subsidiary                       (5.0)           (7.2)       (8.0)
-----------------------------------------------------------------------------------
Net cash outflow from financing
activities                                       (90.8)           (6.1)     (129.2)
-----------------------------------------------------------------------------------

Net decrease in cash and cash
equivalents                                      (52.0)         (105.2)      (82.2)
Cash and cash equivalents at the
beginning of the period                          166.8           220.5       220.5
Foreign currency translation                       0.8            (2.7)       28.5
-----------------------------------------------------------------------------------
Cash and cash equivalents at the
end of the period                                115.6           112.6       166.8
-----------------------------------------------------------------------------------

Cash and cash equivalents for the purposes of the cash flow statement comprise:

                                                 As at           As at       As at
                                              31 March         1 April 30 December
                                                  2007            2006        2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Cash and cash equivalents                        135.0           139.8       172.5
Bank overdrafts                                  (19.4)          (27.2)       (5.7)
-----------------------------------------------------------------------------------
                                                 115.6           112.6       166.8
===================================================================================
A reconciliation of the change in cash and cash equivalents to the movement in net debt is presented in note 6.


CONDENSED CONSOLIDATED BALANCE SHEET(UNAUDITED)
AS AT 31 MARCH 2007
                                   Note          As at           As at       As at
                                              31 March         1 April 30 December
                                                  2007            2006        2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Non-current assets
Goodwill                                         326.4           368.8       325.6
Other intangible assets                           47.2            23.8        48.1
Property, plant and equipment                    693.6           829.8       695.0
Investments in associates                          6.7             6.7         7.0
Trade and other receivables                        1.4            16.1         2.5
Deferred tax assets                               35.4           107.9        36.3
-----------------------------------------------------------------------------------
                                               1,110.7         1,353.1     1,114.5
-----------------------------------------------------------------------------------
Current assets
Inventories                                      399.8           458.9       393.8
Trade and other receivables                      526.0           660.4       475.2
Income tax recoverable                            11.8             2.3        21.8
Available-for-sale investments                     1.9             2.0         2.1
Cash and cash equivalents                        135.0           139.8       172.5
-----------------------------------------------------------------------------------
                                               1,074.5         1,263.4     1,065.4
-----------------------------------------------------------------------------------
Assets held for sale                  7          111.5            12.0       152.0
-----------------------------------------------------------------------------------
Total assets                                   2,296.7         2,628.5     2,331.9
-----------------------------------------------------------------------------------
Current liabilities
Bank overdrafts                                  (19.4)          (27.2)       (5.7)
Bank and other loans                             (39.8)          (36.1)      (31.8)
Obligations under finance
leases                                            (1.2)           (2.0)       (1.4)
Trade and other payables                        (351.5)         (443.8)     (353.3)
Income tax liabilities                           (16.3)           (9.3)      (12.0)
Provisions                                       (26.4)          (42.3)      (26.3)
Convertible cumulative
preference shares                                 (0.5)           (0.6)       (0.4)
-----------------------------------------------------------------------------------
                                                (455.1)         (561.3)     (430.9)
-----------------------------------------------------------------------------------
Non-current liabilities
Bank and other loans                            (453.7)         (525.4)     (536.3)
Obligations under finance
leases                                            (7.5)           (9.8)       (7.9)
Trade and other payables                         (12.6)          (10.0)      (11.7)
Post-employment benefit
obligations                                     (208.4)         (285.1)     (204.9)
Deferred tax liabilities                          (4.0)          (57.3)       (4.3)
Income tax liabilities                           (36.9)          (94.2)      (36.3)
Provisions                                       (14.4)          (17.1)      (13.9)
-----------------------------------------------------------------------------------
                                                (737.5)         (998.9)     (815.3)
-----------------------------------------------------------------------------------
Convertible cumulative
preference shares                                (66.8)          (75.8)      (67.1)
-----------------------------------------------------------------------------------
                                                (804.3)       (1,074.7)     (882.4)
-----------------------------------------------------------------------------------
Liabilities directly
associated with assets held
for sale                             7           (43.0)              -       (64.1)
-----------------------------------------------------------------------------------
Total liabilities                             (1,302.4)       (1,636.0)   (1,377.4)
-----------------------------------------------------------------------------------
NET ASSETS                                       994.3           992.5       954.5
===================================================================================

Capital and reserves
Ordinary share capital                            42.9            42.8        42.9
Share premium account                            332.5           329.5       332.1
Own shares                                       (12.2)          (10.6)      (11.7)
Capital redemption reserve                       461.9           461.9       461.9
Currency translation reserve                     (57.3)           32.8       (60.2)
Available-for-sale reserve                         0.1               -         0.1
Retained profit                                  178.7            90.6       138.8
-----------------------------------------------------------------------------------
Shareholders' equity                             946.6           947.0       903.9
Minority interests                                47.7            45.5        50.6
-----------------------------------------------------------------------------------
TOTAL EQUITY                                     994.3           992.5       954.5
===================================================================================


CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE(UNAUDITED)
THREE MONTHS ENDED 31 MARCH 2007

                                        3 months ended  3 months ended        Year
                                              31 March         1 April       ended
                                                  2007            2006 30 December
                                                                              2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Profit for the period                             42.0            48.5       197.3
-----------------------------------------------------------------------------------
Net income/(expense) recognised directly
in equity
Fair value gain on available-for-sale
investments                                          -               -         0.6
Post employment benefits:
- Actuarial loss                                     -               -        19.4
- Effect of the asset ceiling                        -               -        (0.8)
Currency translation differences on
foreign operations
- Subsidiaries                                     3.1            (8.1)     (166.4)
- Associates                                         -             0.1        (0.5)
Fair value (loss)/gain on net investment hedges   (0.1)            8.5        69.6
Tax on items taken directly to equity              0.1            (0.6)       (1.0)
-----------------------------------------------------------------------------------
                                                   3.1            (0.1)      (79.1)
-----------------------------------------------------------------------------------
Transfers from equity to the income statement
Fair value gain realised on the sale of
available-for-sale investments                       -               -        (0.2)
-----------------------------------------------------------------------------------
Total recognised income and expense for
the period                                        45.1            48.4       118.0
===================================================================================

Attributable to:
- Equity shareholders                             42.4            45.0       111.1
- Minority interests                               2.7             3.4         6.9
-----------------------------------------------------------------------------------
                                                  45.1            48.4       118.0
===================================================================================

RECONCILIATION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY(UNAUDITED)
THREE MONTHS ENDED 31 MARCH 2007
                                        3 months ended  3 months ended        Year
                                              31 March         1 April       ended
                                                  2007            2006 30 December
                                                                              2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Shareholders' equity at the
beginning of the period                          903.9           664.5       664.5
-----------------------------------------------------------------------------------
Total recognised income and expense
attributable to equity shareholders               42.4            45.0       111.1
Dividends on ordinary shares                         -               -      (115.3)
Ordinary shares issued
- Conversion of preference shares                  0.1           224.5       225.6
- Exercise of employee share options               0.3            13.3        14.9
Purchase of own shares                            (1.9)           (2.4)       (4.8)
Cost of share-based incentives                     1.8             2.1         7.9
-----------------------------------------------------------------------------------
Net addition to shareholders' equity
during the period                                 42.7           282.5       239.4
-----------------------------------------------------------------------------------
Shareholders' equity at the end of the
period                                           946.6           947.0       903.9
===================================================================================

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
THREE MONTHS ENDED 31 MARCH 2007

1  BASIC PREPARATION

The Group's principal accounting policies are unchanged compared with the year ended 30 December 2006.

The condensed financial statements on pages 6 to 15 were approved by the Board of Directors on 2 May 2007.

The condensed financial statements and the quarterly financial information contained therein have not been subject to audit or review by the auditors.

The condensed financial statements do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Subject to their approval by shareholders at the Company's Annual General Meeting on 13 June 2007, a copy of the Group's statutory accounts for the year ended 30 December 2006, on which the auditors, Deloitte & Touche LLP, gave an unqualified opinion that did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985, will be filed with the Registrar of Companies.

2  SEGMENT INFORMATION - CONTINUING OPERATIONS

The Group determines its reportable segments based on the structure of the internal financial reports that are used by senior management for decision-making purposes and its primary segment reporting format is by business segment.
The Group is organised for management reporting purposes into two principal business groups: Industrial & Automotive and Building Products.

Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world. Industrial & Automotive operates through five business segments: Power Transmission, Fluid Power, Wiper Systems, Fluid Systems and Other Industrial & Automotive. Wiper Systems is in the process of being sold and is classified as a discontinued operation.

Building Products is comprised of two business segments: Air Systems Components and Other Building Products. Air Systems Components supplies the industrial and residential heating, ventilation and air conditioning market mainly in North America. Other Building Products manufactures a variety of products for the building and construction industries mainly in North America.

Segment information about the Group's continuing operations is presented below. Segment information about the Group's discontinued operations is presented in note 4.

                               Segment revenue                         Segment result

                           3 months      3 months          Year     3 months      3 months          Year
                              ended         ended         ended        ended         ended         ended
                           31 March       1 April   30 December     31 March       1 April   30 December
                               2007          2006          2006         2007          2006          2006
                        GBP million   GBP million   GBP million  GBP million   GBP million   GBP million
---------------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
- Power Transmission          256.1         264.0       1,009.6         30.5          38.0         137.5
- Fluid Power                  96.1         105.7         383.8          8.4           7.9          30.0
- Fluid Systems                66.7          57.9         234.8          4.3           0.7           9.6
- Other Industrial &
Automotive                    116.4         158.9         535.4         10.7          19.0          53.5
---------------------------------------------------------------------------------------------------------
                              535.3         586.5       2,163.6         53.9          65.6         230.6
---------------------------------------------------------------------------------------------------------
Building Products:
- Air Systems Components      135.1          139.1         583.9          9.7          10.9          53.8
- Other Building Products      68.6          107.9         377.1         35.2           8.0          25.9
---------------------------------------------------------------------------------------------------------
                              203.7          247.0         961.0         44.9          18.9          79.7
---------------------------------------------------------------------------------------------------------
                              739.0          833.5       3,124.6         98.8          84.5         310.3
---------------------------------------------------------------------------------------------------------
By geographical origin
United States of America      447.9          559.4       2,018.9         65.7          53.0         187.1
United Kingdom                 46.1           31.9         140.0          6.3           1.8          15.6
Rest of Europe                 96.8           89.3         349.7         10.0          10.6          32.3
Rest of the World             148.2          152.9         616.0         16.8          19.1          75.3
---------------------------------------------------------------------------------------------------------
                              739.0          833.5       3,124.6         98.8          84.5         310.3
=========================================================================================================

                                                                 Segment revenue

                                            3 months      3 months          Year
                                               ended         ended         ended
                                            31 March       1 April   30 December
                                                2007          2006          2006
                                         GBP million   GBP million   GBP million
--------------------------------------------------------------------------------
By geographical destination
United States of America                       475.4         570.8       2,085.9
United Kingdom                                  19.3          18.9          73.2
Rest of Europe                                 105.7          95.1         373.7
Rest of the World                              138.6         148.7         591.8
--------------------------------------------------------------------------------
                                               739.0         833.5       3,124.6
================================================================================

Inter-segment sales were not significant.

Reconciliation of aggregate segment result to profit from operations:

                                    3 months ended  3 months ended    Year ended
                                     31 March 2007    1 April 2006   30 December
                                                                            2006
                                       GBP million     GBP million   GBP million
--------------------------------------------------------------------------------
Segment result                               98.8             84.5         310.3
Gain on sale of available-for-sale
investments                                     -                -           0.2
Share of profit of associates                 0.1              0.2           1.5
Unallocated corporate activities             (7.3)            (8.7)        (28.7)
--------------------------------------------------------------------------------
Profit from operations                       91.6             76.0         283.3
================================================================================

Management uses adjusted profit from operations to assess the trading performance of the Group's businesses. Adjusted profit from operations represents the profit from operations before restructuring initiatives and the amortisation of intangibles arising on acquisition. A reconciliation of the segment result to the adjusted profit from operations for each of the Group's business segments is provided in the supplemental financial information on pages 16 and 17.

3   RESTRUCTURING INITIATIVES

                    3 months ended 31 March 2007       3 months ended 1 April 2006    Year ended 30   December 2006
-------------------------------------------------------------------------------------------------------------------
                                       Disposals                         Disposals                        Disposals
                     Restructuring   and exit of       Restructuring   and exit of    Restructuring     and exit of
                             costs    businesses               costs    businesses            costs      businesses
                       GBP million   GBP million         GBP million   GBP million      GBP million     GBP million
-------------------------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
- Power Transmission           0.1             -                (1.3)          3.3             (6.4)           3.2
- Fluid Power                 (0.2)            -                (0.2)            -             (3.1)             -
- Other Industrial &
Automotive                       -             -                   -             -             (0.3)          (0.1)
-------------------------------------------------------------------------------------------------------------------
                              (0.1)            -                (1.5)          3.3             (9.8)           3.1
-------------------------------------------------------------------------------------------------------------------
Building Products:
- Air Systems
Components                    (0.3)            -                (1.1)         (0.1)            (3.2)          (0.1)
- Other Building
Products                         -          34.3                   -             -                -            0.1
-------------------------------------------------------------------------------------------------------------------
                              (0.3)         34.3                (1.1)         (0.1)            (3.2)             -
-------------------------------------------------------------------------------------------------------------------
                              (0.4)         34.3                (2.6)          3.2            (13.0)           3.1
===================================================================================================================

During the three months ended 31 March 2007, the Group recognised a gain of GBP34.3 million on the disposal of Lasco Fittings Inc.


4   DISCONTINUED OPERATIONS

Discontinued operations represent Trico Products Corporation and its related businesses ("Trico"), which constitute the Group's Wiper Systems business segment.
The loss for the period from discontinued operations may be analysed as follows:

                                        3 months ended  3 months ended        Year
                                              31 March         1 April       ended
                                                  2007            2006 30 December
                                                                              2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Profit/(loss) for the period from discontinued
operations
Sales                                              44.1           56.8      196.7
Cost of sales                                     (35.6)         (47.3)    (167.4)
-----------------------------------------------------------------------------------
Gross profit                                        8.5            9.5       29.3
Distribution costs                                 (3.5)          (3.7)     (13.9)
Administrative expenses                            (2.8)          (4.2)     (13.3)
Restructuring costs                                (0.2)          (0.6)      (6.5)
-----------------------------------------------------------------------------------
Profit/(loss) from operations                       2.0            1.0       (4.4)
Interest payable                                   (0.9)          (1.0)      (3.8)
Investment income                                   0.6            0.9        3.0
-----------------------------------------------------------------------------------
Profit/(loss) before tax                            1.7            0.9       (5.2)
Income tax expense                                 (0.5)          (0.3)      (2.8)
-----------------------------------------------------------------------------------
Profit/(loss) after tax                             1.2            0.6       (8.0)
-----------------------------------------------------------------------------------
(Loss)/profit on disposal of discontinued
operations
(Loss)/profit before tax                          (15.9)           2.5      (24.1)
Income tax (expense)/benefit                       (0.3)          (0.9)      20.4
-----------------------------------------------------------------------------------
(Loss)/profit after tax                           (16.2)           1.6       (3.7)
-----------------------------------------------------------------------------------
(Loss)/profit for the period from
discontinued operations                           (15.0)           2.2      (11.7)
==================================================================================

During the three months ended 31 March 2007, an additional impairment loss of GBP17.2 million was recognised on the assets of Trico and was included in the loss on disposal of discontinued operations. Also during the period, contingent consideration amounting to GBP1.3 million was received in relation to the disposal of the Group's Valves, Taps and Mixers businesses in 2004.

The segment revenue and segment result of discontinued operations may be analysed as follows:

                               Segment revenue                         Segment result

                           3 months      3 months          Year     3 months      3 months          Year
                              ended         ended         ended        ended         ended         ended
                           31 March       1 April   30 December     31 March       1 April   30 December
                               2007          2006          2006         2007          2006          2006
                        GBP million   GBP million   GBP million  GBP million   GBP million   GBP million
---------------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
- Wiper Systems                44.1          56.8         196.7          2.0           1.0          (4.4)
---------------------------------------------------------------------------------------------------------
By geographical origin
United States of America       35.3          43.2         151.6          2.5           2.6           5.7
United Kingdom                  3.9           7.9          22.8         (0.5)         (1.8)         (7.4)
Rest of Europe                    -             -           0.1            -             -             -
Rest of the World               4.9           5.7          22.2            -           0.2          (2.7)
---------------------------------------------------------------------------------------------------------
                               44.1          56.8         196.7          2.0           1.0          (4.4)
=========================================================================================================
By geographical destination
United States of America      32.5        38.3         135.5
United Kingdom                 2.0         2.3           7.9
Rest of Europe                 2.7         5.4          15.8
Rest of the World              6.9        10.8          37.5
------------------------------------------------------------
                              44.1        56.8         196.7
------------------------------------------------------------

Reconciliation of the aggregate segment result from discontinued operations to the (loss)/profit for the period from discontinued operations:

                                        3 months ended  3 months ended        Year
                                              31 March         1 April       ended
                                                  2007            2006 30 December
                                                                              2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Segment result                                     2.0             1.0        (4.4)
Interest payable                                  (0.9)           (1.0)       (3.8)
Investment income                                  0.6             0.9         3.0
-----------------------------------------------------------------------------------
Profit/(loss) before tax                           1.7             0.9        (5.2)
Income tax expense                                (0.5)           (0.3)       (2.8)
-----------------------------------------------------------------------------------
Profit/(loss) for the period
from discontinued operations                       1.2             0.6        (8.0)
(Loss)/profit on disposal of
discontinued operations                          (16.2)            1.6        (3.7)
-----------------------------------------------------------------------------------
(Loss)/profit for the period
from discontinued operations                     (15.0)            2.2       (11.7)
-----------------------------------------------------------------------------------

5 EARNINGS PER SHARE

a) Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the profit for the period attributable to equity shareholders by the weighted average number of the Company's ordinary shares in issue during the period. The weighted average number of the Company's ordinary shares in issue during the period excludes 3,807,434 shares (3 months ended 1 April 2006 - 3,308,121 shares; year ended 30 December 2006 - 3,759,701 shares), being the weighted average number of own shares held during the period.

Diluted earnings per share takes into account the dilutive effect of options and awards outstanding under the Group's employee share schemes and the dilutive effect of the potential conversion of the Company's convertible cumulative preference shares into the Company's ordinary shares. The weighted average number of the Company's ordinary shares used in the calculation of diluted earnings per share excludes the effect of options and awards over 7,592,473 shares (3 months ended 1 April 2006 - 1,015,228 shares; year ended 30 December 2006 - 1,229,593 shares), that were anti-dilutive for the periods presented but could potentially dilute earnings per share in the future.

                                        3 months ended  3 months ended        Year
                                              31 March         1 April       ended
                                                  2007            2006 30 December
                                                                              2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Continuing operations
Profit for the period from
continuing operations                            57.0            46.3        209.0
Minority interests in continuing
operations                                       (2.6)           (3.0)       (11.2)
-----------------------------------------------------------------------------------
Earnings for calculating basic
earnings per share                               54.4            43.3        197.8
Effect of dilutive potential ordinary
shares:
- Dividends payable on preference shares          0.9             2.6          5.4
-----------------------------------------------------------------------------------
Earnings for calculating diluted
earnings per share                               55.3            45.9        203.2
-----------------------------------------------------------------------------------
Discontinued operations
(Loss)/profit for the period from
discontinued operations, being
earnings for calculating basic and
diluted earnings per share                     (15.0)             2.2        (11.7)
-----------------------------------------------------------------------------------
Continuing and discontinued operations
Profit for the period                           42.0             48.5        197.3
Minority interests                              (2.6)            (3.0)       (11.2)
-----------------------------------------------------------------------------------
Earnings for calculating basic
earnings per share                              39.4             45.5        186.1
Effect of dilutive potential ordinary
shares:
- Dividends payable on preference shares         0.9              2.6          5.4
-----------------------------------------------------------------------------------
Earnings for calculating diluted
earnings per share                              40.3             48.1        191.5
-----------------------------------------------------------------------------------

Weighted average number of ordinary shares
For calculating basic earnings per
share                                    854,362,724      793,064,397  838,893,502
Effect of dilutive potential ordinary
shares:
- Share options and awards                 4,328,787        8,753,318    5,173,658
- Conversion of preference shares         25,622,533       82,035,151   39,759,222
-----------------------------------------------------------------------------------
For calculating diluted earnings per
share                                    884,314,044      883,852,866  883,826,382
===================================================================================

b) Adjusted earnings per share

Adjusted earnings per share is based on the profit for the period from continuing operations before restructuring initiatives and the amortisation of intangibles arising on acquisition which management considers a useful additional indicator of the trading performance of the Group's ongoing businesses.

                                        3 months ended  3 months ended        Year
                                              31 March         1 April       ended
                                                  2007            2006 30 December
                                                                              2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Continuing operations
Earnings for calculating basic
earnings per share                                54.4            43.3       197.8
Adjusted for:
- Restructuring initiatives (note 3)             (33.9)           (0.6)        9.9
- Amortisation of intangibles arising
on acquisition                                     0.6             0.2         2.7
- Taxation on adjustments to earnings             15.4             0.5        (4.1)
-----------------------------------------------------------------------------------
Earnings for calculating adjusted
basic earnings per share                          36.5            43.4       206.3
Effect of dilutive potential ordinary
shares
- Dividends payable on preference
shares                                             0.9             2.6         5.4
-----------------------------------------------------------------------------------
Earnings for calculating adjusted
diluted earnings per share                        37.4            46.0       211.7
===================================================================================
Adjusted earnings per share
Basic                                           4.27 p          5.47 p     24.59 p
Diluted                                         4.23 p          5.20 p     23.95 p
-----------------------------------------------------------------------------------


6   CASH FLOW
                                        3 months ended  3 months ended        Year
                                              31 March         1 April       ended
                                                  2007            2006 30 December
                                                                              2006
 a) Cash generated from operations         GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Profit for the period                             42.0            48.5       197.3
Interest payable                                  17.9            21.5        81.6
Investment income                                 (8.5)          (11.9)      (43.0)
Other finance (income)/expense                    (0.1)           (0.6)        0.7
Income tax expense                                26.4            22.0        18.2
-----------------------------------------------------------------------------------
Profit from continuing and
discontinued operations                           77.7            79.5       254.8
Share of profit of associates                     (0.1)           (0.2)       (1.5)
Amortisation of intangible assets                  2.4             0.8        13.3
Depreciation of property, plant and
equipment                                        27.0             31.1       112.7
Impairment of property, plant and
equipment                                           -                -         0.9
Cost of share based incentives                    1.8              2.1         7.9
Loss on sale of property, plant and
equipment                                           -              0.1         2.9
Gain on available-for-sale investments              -                -        (0.2)
(Gain)/loss on disposal of businesses:
- Continuing operations                         (34.3)            (3.2)       (3.1)
- Discontinued operations                        15.9             (2.5)       24.1
Decrease in post-employment benefit
obligations                                     (10.0)           (11.7)      (34.8)
Increase/(decrease) in provisions                 0.1              0.2        (9.7)
-----------------------------------------------------------------------------------
Operating cash flows before movements
in working capital                               80.5             96.2       367.3
Increase in inventories                          (6.2)            (4.5)      (20.4)
Increase in receivables                         (45.2)           (70.3)      (10.1)
Decrease in payables                             (5.0)            (0.9)       (5.3)
-----------------------------------------------------------------------------------
Cash generated from operations                   24.1             20.5       331.5
===================================================================================



b) Reconciliation of net decrease in cash and cash equivalents to the movement in net debt
                                        3 months ended  3 months ended        Year
                                              31 March         1 April       ended
                                                  2007            2006 30 December
                                                                              2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Net debt at the beginning of the period         (470.5)         (641.3)     (641.3)
-----------------------------------------------------------------------------------
Decrease/(increase) in net debt resulting
from cash flows:
- Decrease in cash and cash equivalents          (52.0)         (105.2)      (82.2)
- Decrease/(increase) in debt and
lease financing                                   76.5             0.2       (25.9)
- Increase/(decrease) in
collateralised cash                                0.1            (0.3)       (1.4)
-----------------------------------------------------------------------------------
                                                  24.6          (105.3)     (109.5)
Conversion of preference shares                    0.1           224.5       225.6
Leases obtained on acquisition of
businesses                                           -               -         1.1
Other non-cash movements                          (3.3)           (0.5)          -
Foreign currency translation                      (0.3)            7.1        53.6
-----------------------------------------------------------------------------------
Decrease in net debt during the period            21.1           125.8       170.8
-----------------------------------------------------------------------------------
Net debt at the end of the period               (449.4)         (515.5)     (470.5)
===================================================================================


c) Analysis of net debt
                                                 As at           As at        Year
                                              31 March         1 April       ended
                                                  2007            2006 30 December
                                                                              2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Cash and cash equivalents                        135.0           139.8       172.5
Collateralised cash                                4.2             5.1         4.1
Bank overdrafts                                  (19.4)          (27.2)       (5.7)
Bank and other loans                            (493.5)         (561.5)     (568.1)
Obligations under finance leases                  (8.7)          (11.8)       (9.3)
Derivative financial instruments
hedging translational exposures                    0.3            16.5         3.5
-----------------------------------------------------------------------------------
Net debt excluding preference shares            (382.1)         (439.1)     (403.0)
Convertible cumulative preference
shares                                           (67.3)          (76.4)      (67.5)
-----------------------------------------------------------------------------------
Net debt including preference shares            (449.4)         (515.5)     (470.5)
===================================================================================

7   ASSETS HELD FOR SALE

During the fourth quarter of 2006, the Directors approved the disposal of the following non-core businesses whose assets and liabilities were subsequently classified as held for sale:

   - Trico Products Corporation and its related businesses ("Trico"), which constitute the Group's Wiper Systems business segment and are classed as discontinued operations;
   - Dearborn Mid-West Conveyor Company ("Dearborn"), a manufacturer of automotive assembly lines and materials handling equipment included within the Other Industrial & Automotive business segment; and
   - Lasco Fittings Inc., a manufacturer of injection moulded fittings included within the Other Building Products business segment.

Lasco Fittings Inc. was sold on 23 February 2007. Management continues to actively pursue the disposal of Trico and Dearborn.

Assets held for sale also include vacant properties no longer required by the Group for manufacturing operations.


Assets classified as held for sale and directly associated liabilities were as follows:

                                                 As at           As at        Year
                                              31 March         1 April       ended
                                                  2007            2006 30 December
                                                                              2006
                                           GBP million     GBP million GBP million
-----------------------------------------------------------------------------------
Assets held for sale
Intangible assets                                  0.1               -         0.1
Property, plant and equipment                      8.8            12.0        34.7
Deferred tax assets                                1.2               -         1.5
Inventories                                       37.7               -        42.4
Trade and other receivables                       63.7               -        73.3
-----------------------------------------------------------------------------------
                                                 111.5            12.0       152.0
-----------------------------------------------------------------------------------
Liabilities directly associated with
assets held for sale
Trade and other payables                         (40.2)              -       (49.3)
Post-employment benefit
obligations                                       (0.3)              -       (11.4)
Provisions                                        (2.5)              -        (3.4)
-----------------------------------------------------------------------------------
                                                 (43.0)              -       (64.1)
-----------------------------------------------------------------------------------
                                                  68.5            12.0        87.9
===================================================================================


4    SUPPLEMENTAL FINANCIAL INFORMATION

4.1  SEGMENTAL INFORMATION
     THREE MONTHS ENDED 31 MARCH 2007 (UNAUDITED)

                                                               Unallocated
                                  Industrial &     Building      corporate      Continuing    Discontinued
                                    Automotive     Products     activities      operations      operations      Total
                                   GBP million  GBP million    GBP million     GBP million     GBP millionGBP million
-----------------------------------------------------------------------------------------------------------------------
Revenue                                  535.3        203.7              -           739.0            44.1      783.1
=======================================================================================================================
Segment result
(See notes 2 and 4)                       53.9         44.9              -            98.8             2.0      100.8
Adjust for:
Restructuring costs                        0.1          0.3              -             0.4             0.2        0.6
Disposals and exit of
businesses                                   -        (34.3)             -           (34.3)              -      (34.3)
Amortisation of intangible
assets arising on acquisition              0.4          0.2              -             0.6               -        0.6
Share of results of associates             0.1            -              -             0.1               -        0.1
Unallocated corporate activities             -            -           (7.3)           (7.3)              -       (7.3)
-----------------------------------------------------------------------------------------------------------------------
Adjusted profit from
operations                                54.5         11.1           (7.3)           58.3             2.2       60.5
=======================================================================================================================
Operating margin before
restructuring initiatives                 10.2%         5.4%             -             7.9%            5.0%       7.7%
=======================================================================================================================


                                         Power                                  Other Industrial  Total Industrial
                                  Transmission    Fluid Power    Fluid Systems      & Automotive      & Automotive
                                   GBP million    GBP million      GBP million       GBP million       GBP million
-----------------------------------------------------------------------------------------------------------------------
Revenue                                  256.1           96.1             66.7             116.4             535.3
=======================================================================================================================
Segment result (See note 2)               30.5            8.4              4.3              10.7              53.9
Adjust for:
Restructuring costs                       (0.1)           0.2                -                 -               0.1
Disposals and exit of                        -              -                -                 -                 -
businesses
Amortisation of intangible
assets arising on acquisition                -            0.2                -               0.2               0.4
Share of results of associates               -              -              0.1                 -               0.1
-----------------------------------------------------------------------------------------------------------------------
Adjusted profit from
operations                                30.4            8.8              4.4              10.9              54.5
=======================================================================================================================
Operating margin before
restructuring initiatives                 11.9%           9.2%             6.6%              9.4%             10.2%
=======================================================================================================================

                                  Air Systems    Other Building              Total
                                   Components          Products  Building Products
                                  GBP million       GBP million        GBP million
----------------------------------------------------------------------------------
Revenue                                 135.1              68.6              203.7
==================================================================================
Segment result (See note 2)               9.7              35.2               44.9
Adjust for:
Restructuring costs                       0.3                 -                0.3
Disposals and exit of
businesses                                  -             (34.3)             (34.3)
Amortisation of intangible
assets arising on acquisition             0.2                 -                0.2
----------------------------------------------------------------------------------
Adjusted profit from
operations                               10.2               0.9               11.1
==================================================================================
Operating margin before
restructuring initiatives                 7.5%              1.3%               5.4%
==================================================================================


THREE MONTHS ENDED 1 APRIL 2006 (UNAUDITED)

                                                               Unallocated
                                  Industrial &     Building      corporate      Continuing    Discontinued
                                    Automotive     Products     activities      operations      operations      Total
                                   GBP million  GBP million    GBP million     GBP million     GBP millionGBP million
-----------------------------------------------------------------------------------------------------------------------
Revenue                                  586.5        247.0              -           833.5            56.8      890.3
=======================================================================================================================
Segment result
(See notes 2 and 4)                       65.6         18.9              -            84.5             1.0       85.5
Adjust for:
Restructuring costs                        1.5          1.1              -             2.6             0.6        3.2
Disposals and exit of businesses          (3.3)         0.1              -            (3.2)              -       (3.2)
Amortisation of intangible
assets arising on acquisition              0.2            -              -             0.2               -        0.2
Share of results of associates             0.2            -              -             0.2               -        0.2
Unallocated corporate activities             -            -           (8.7)           (8.7)              -       (8.7)
-----------------------------------------------------------------------------------------------------------------------
Adjusted profit from
operations                                64.2         20.1           (8.7)           75.6             1.6       77.2
=======================================================================================================================
Operating margin before
restructuring initiatives                10.9%          8.1%             -             9.1%            2.8%       8.7%
=======================================================================================================================


                                         Power                                  Other Industrial  Total Industrial
                                  Transmission    Fluid Power    Fluid Systems      & Automotive      & Automotive
                                   GBP million    GBP million      GBP million       GBP million       GBP million
-----------------------------------------------------------------------------------------------------------------------
Revenue                                  264.0          105.7             57.9             158.9             586.5
=======================================================================================================================
Segment result (See note 2)               38.0            7.9              0.7              19.0              65.6
Adjust for:
Restructuring costs                        1.3            0.2                -                 -               1.5
Disposals and exit of
businesses                                (3.3)             -                -                 -              (3.3)
Amortisation of intangible
assets arising on acquisition                -            0.2                -                 -               0.2
Share of results of associates             0.2              -                -                 -               0.2
-----------------------------------------------------------------------------------------------------------------------
Adjusted profit from
operations                                36.2            8.3              0.7              19.0               64.2
=======================================================================================================================
Operating margin before
restructuring initiatives                 13.7%           7.9%             1.2%             12.0%              10.9%
=======================================================================================================================

                                  Air Systems    Other Building              Total
                                   Components          Products  Building Products
                                  GBP million       GBP million        GBP million
----------------------------------------------------------------------------------
Revenue                                 139.1             107.9              247.0
==================================================================================
Segment result (See note 2)              10.9               8.0               18.9
Adjust for:
Restructuring costs                      1.1                  -                1.1
Disposals and exit
of businesses                            0.1                  -                0.1
----------------------------------------------------------------------------------
Adjusted profit from operations         12.1                8.0               20.1
==================================================================================
Operating margin before
restructuring initiatives                8.7%               7.4%               8.1%
==================================================================================


4.2   SUPPLEMENTAL CASH FLOW ANALYSIS (UNAUDITED)

                              3 months ended 31 March 2007     3 months ended 1 April 2006
                                GBP million    GBP million     GBP million     GBP million
--------------------------------------------------------------------------------------------
Cash generated from operations                        24.1                            20.5
Purchase of property, plant
and equipment                         (26.3)                         (29.3)
Purchase of intangible assets          (1.4)                          (1.7)
                                     -------                         -------
Capital expenditure (gross)                          (27.7)                          (31.0)
Disposal of property, plant
and equipment                                          1.7                             5.0
--------------------------------------------------------------------------------------------
Operating cash flow                                   (1.9)                           (5.5)
Income taxes paid                     (11.3)                         (27.7)
Income taxes received                   0.5                            0.9
                                     -------                        -------
Tax                                                  (10.8)                          (26.8)
Interest element of finance lease
rental payments                        (0.4)                          (0.2)
Interest received                       1.7                            2.1
Interest paid                          (6.3)                          (5.5)
Preference dividend paid               (0.9)                          (4.2)
                                     -------                         -------
Interest and preference dividends                     (5.9)                           (7.8)
Dividends received from associates      0.4                              -
Dividend paid to a minority
shareholder in a subsidiary            (5.0)                          (7.2)
                                     -------                         -------
Other movements                                       (4.6)                           (7.2)
--------------------------------------------------------------------------------------------
Free cash flow to equity
shareholders                                         (23.2)                          (47.3)
Purchase of subsidiaries,
net of cash acquired                   (1.3)                         (71.4)
Sales of businesses and
subsidiaries, net of cash
disposed                               50.7                            4.5
Purchase of interests in
associates                                -                           (2.0)
                                     -------                         -------
Acquisitions and disposals                            49.4                           (68.9)
Ordinary dividends                                       -                               -
Issue of ordinary shares                0.3                           13.3
Purchase of own shares                 (1.9)                          (2.4)
                                     -------                        -------
Ordinary share movements                              (1.6)                           10.9
Cash and cash equivalents              0.8                            (2.7)
Other debt                            (1.2)                            5.4
                                     -------                        -------
Foreign currency movements                            (0.4)                            2.7
--------------------------------------------------------------------------------------------
Net funds movement                                    24.2                          (102.6)
============================================================================================










                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  May 3, 2007

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary